MOLSON

File No. 82-2954

02060721

SUPPL

December 16, 2002

RECEIVED
SEC MAIL PROCESSING
DEC 18 2002
WASH. D.C. 181 SECTION

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Dear Madam/Sir:

Subject: Molson Inc. - Exemption Pursuant to Rule 12g3-2(b) Under the Securities Act of 1934

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the following information:

- *Changes in Outstanding and Reserved Securities* report sent to the Toronto Stock Exchange, for MOL.A and MOL.B, for month of September 2002
- *Changes in Outstanding and Reserved Securities* report sent to the Toronto Stock Exchange, for MOL.A and MOL.B, for month of October 2002
- *Changes in Outstanding and Reserved Securities* report sent to the Toronto Stock Exchange, for MOL.A and MOL.B, for month of November 2002
- Declaration of a Quarterly Dividend
- The Corporation's Press Release to Shareholders *"Molson's Kaiser acquisition - Molson accelerates distribution strategy roll-out"*
- The Corporation's Press Release to Shareholders *"Molson continues to reduce currency exposure in Brazil"*
- The Corporation's Press Release to Shareholders *"Molson to Expense Stock-Based Compensation"*
- The Corporation's Press Release to Shareholders *"Molson announces 10% quarterly dividend increase"*
- The Corporation's Press Release to Shareholders *"Molson delivers record quarterly results"*

dlw 1/14/03

File No. 82-2954

- The Corporation's Press Release to Shareholders *"Molson adds innovation and business development depth"*

The information as well as a list supplementing Molson's earlier filing under Rule 12g3-2(b) is attached hereto. Abbreviations used herein or in the list attached hereto have the meanings attributed thereto in Molson's earlier filing under Rule 12g3-2(b).

TOTAL NUMBER OF PAGES:	46
EXHIBIT INDEX APPEARS ON PAGE:	3

As provided by Rule 12g3-2(b), the information and documents contained herein and provided herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Yours truly,

MOLSON INC.

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-Mail: *cxgagnon@molson.com*

Encl.

cc: Mr. John Adams (w/enclosures)
Mail Stop 3-4

MOLSON INC.

SCHEDULE "A"

Exhibit No.	Description of Item	Date	Page No.
477	• *Changes in Outstanding and Reserved Securities* report sent to the Toronto Stock Exchange, for MOL.A and MOL.B, for month of September 2002	Oct. 10/02	4
	• *Changes in Outstanding and Reserved Securities* report sent to the Toronto Stock Exchange, for MOL.A and MOL.B, for month of October 2002	Nov. 14/02	11
	• *Changes in Outstanding and Reserved Securities* report sent to the Toronto Stock Exchange, for MOL.A and MOL.B, for month of November 2002	Dec. 16/02	18
	• Declaration of a Quarterly Dividend to the Toronto Stock Exchange, payable on January 1, 2003	Nov. 6/02	25
	• The Corporation's Press Release to Shareholders *" Molson's Kaiser acquisition - Molson accelerates distribution strategy roll-out"*	Sep. 13/02	27
	• The Corporation's Press Release to Shareholders *"Molson continues to reduce currency exposure in Brazil"*	Sep. 25/02	28
	• The Corporation's Press Release to Shareholders *"Molson to Expense Stock-Based Compensation"*	Nov. 6/02	29
	• The Corporation's Press Release to Shareholders *"Molson announces 10% quarterly dividend increase"*	Nov. 6/02	30
	• The Corporation's Press Release to Shareholders *"Molson delivers record quarterly results"*	Nov. 6/02	31
	• The Corporation's Press Release to Shareholders *"Molson adds innovation and business development depth"*	Nov. 19/02	46

(4)

Gagnon, Carole

From: Gagnon, Carole
Sent: October 10, 2002 10:45
To: 'TSX Reporting (Montreal)'
Subject: RE: Form 1 Reports - September 2002

Vous trouverez ci-joint les rapports pour le mois de septembre 2002 pour les actions de Molson, MOL.A et MOL.B.

N'hésitez pas à communiquer avec moi si vous avez des questions.

Merci.

Carole Gagnon
Gestionnaire, Secrétariat Corporatif
Molson Inc.
Téléphone : (514) 590-6338
Télécopieur : (514) 590-6358
Cellulaire : (514) 973-4883

(5)

FORM: 1 | Company Name: MOLSON INC. Stock Symbol: MOL.A

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**104,366,785**
ADD:	Stock Options Exercised	26,500	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	200,400	
	Other Issuance (provide description):	0	
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**104,593,685**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: ***Optional Stock Dividend and Share Purchase Plan***		
	Opening Reserve for Dividend Reinvestment Plan		**923,573**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(0)
	Closing Reserve for Dividend Reinvestment Plan		**923,573**

(6)

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,575,384**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
Sep. 10/02	Brian Burden	Sep. 10/12	$29.43	125,000
			SUBTOTAL	**125,000**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Sep. 12/02	Philippe Duval	Sep. 7/99	$29.32	1,750
Sep. 12/02	Ann Zegarchuk	Sep. 7/99	$29.34	1,750
Sep. 13/02	Roy Hryn	Sep. 7/99	$29.85	1,250
Sep. 13/02	Philippe Rainville	Sep. 7/99	$30.00	1,750
Sep. 16/02	James Grossett	Sep. 7/99	$30.49	5,000
Sep. 27/02	Matthew W. Barrett	Oct. 14/92	$29.72	10,000
Sep. 30/02	James Grossett	Sep. 7/99	$29.59	5,000
			SUBTOTAL	**(26,500)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL	(0)	(0)

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

(7)

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
June 11/02	Andrew Barrett	Oct. 31/00	Oct. 31/10	$18.42	**11,250**
June 11/02	Andrew Barrett	May 18/01	May 17/11	$22.50	**13,500**
June 11/02	Andrew Barrett	May 10/02	May 9/12	$36.79	**5,500**
				SUBTOTAL	**(30,250)**
Stock Option Outstanding — Closing Balance					**5,643,634**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**8,186,454**
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(26,500)	
Stock Appreciation Rights (SUBTRACT)	(0)	
Closing Share Reserve Balance at end of period		**8,159,954**

All information reported in this Form is for the month of **SEPTEMBER, 2002**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE October 10, 2002

(8)

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,692,518**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(200,400)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,492,118**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

10

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of **SEPTEMBER, 2002**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE October 10, 2002

TSE

Gagnon, Carole

From: Gagnon, Carole

Sent: November 14, 2002 17:05

To: 'TSX Reporting (Montreal)'

Subject: October Reports - Form 1

(11)

Please find attached our *Form 1 - Change in Outstanding and Reserved Securities* report for month of October 2002 for our MOL.A & MOL.B shares.

Do not hesitate to contact me if you have any questions. Thank you.

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

12

FORM: 1 | Company Name: MOLSON INC. Stock Symbol: MOL.A

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**104,593,685**
ADD:	Stock Options Exercised	1,250	
	Share Purchase Plan	6,984	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	0	
	Other Issuance (provide description):	0	
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**104,601,919**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: ***Optional Stock Dividend and Share Purchase Plan***		
	Opening Reserve for Dividend Reinvestment Plan		**923,573**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(6,984)
	Closing Reserve for Dividend Reinvestment Plan		**916,589**

(13)

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,643,634**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	**0**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Oct. 23/02	Adrian De Saldanha	Sep. 7/99	$12.515	1,250
			SUBTOTAL	**(1,250)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL	**(0)**	**(0)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

(14)

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Sep. 27/02	Rankin Carroll	May 18/01	May 17/11	$22.50	**6,000**
Sep. 27/02	Rankin Carroll	May 10/02	May 9/12	$36.79	**3,500**
Sep. 11/02	Richard Malloy	May 18/01	May 17/11	$22.50	**2,025**
				SUBTOTAL	**(11,525)**
Stock Option Outstanding — Closing Balance					**5,630,859**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**8,159,954**
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(1,250)	
Stock Appreciation Rights (SUBTRACT)	(0)	
Closing Share Reserve Balance at end of period		**8,158,704**

All information reported in this Form is for the month of **OCTOBER, 2002**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE November 14, 2002

FORM: 1 | Company Name: MOLSON INC. Stock Symbol: MOL.B

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,492,118**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(0)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,492,118**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

(16)

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

(17)

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of **OCTOBER, 2002**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE November 14, 2002

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of **NOVEMBER, 2002**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE December 16, 2002

Gagnon, Carole

(18)

From: Gagnon, Carole

Sent: December 16, 2002 14:55

To: 'TSX Reporting (Montreal)'

Subject: Form 1 Filing - November 2002

Please find attached our *Form 1 - Change in Outstanding and Reserved Securities* report for month of November 2002 for Molson's MOL.A & MOL.B shares.

Do not hesitate to contact me if you have any questions. Thank you.

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**104,601,919**
ADD:	Stock Options Exercised	152,258	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	0	
	Other Issuance (provide description):	0	
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**104,754,177**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

		# of Shares	Balance
B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**		
	NAME OF PROGRAM: ***Optional Stock Dividend and Share Purchase Plan***		
	Opening Reserve for Dividend Reinvestment Plan		**916,589**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(0)
	Closing Reserve for Dividend Reinvestment Plan		**916,589**

(22)

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,630,859**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
06-Nov-2002	Paul Prennan	06-Nov-2012	$29.60	**10,000**
			SUBTOTAL	**10,000**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

	Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
	25-Nov-2002	Elisabeth Thomas	18-May-1994	$11.52	2,000
	21-Nov-2002	Patrick L. Kelley	30-Apr-1998	$13.58	6,000
	19-Nov-2002	David Perkins	11-May-1999	$11.28	20,000
	22-Nov-2002	David Perkins	11-May-1999	$11.28	13,333
	19-Nov-2002	Marie Giguère	28-Jun-1999	$13.37	6,000
	18-Nov-2002	John Aitken	07-Sep-1999	$12.52	5,250
	20-Nov-2002	Jeff Banister	07-Sep-1999	$12.52	5,250
	15-Nov-2002	Larry Boughton	07-Sep-1999	$12.52	1,250
	22-Nov-2002	Robert Cholette	07-Sep-1999	$12.52	1,750
	29-Nov-2002	Michel Robitaille	07-Sep-1999	$12.52	2,250
	18-Nov-2002	John Aitken	27-Jun-2000	$14.04	6,500
	20-Nov-2002	Jeff Banister	27-Jun-2000	$14.04	10,000
	15-Nov-2002	Larry Boughton	27-Jun-2000	$14.04	3,250
	22-Nov-2002	Robert Cholette	27-Jun-2000	$14.04	3,000
	19-Nov-2002	Vito Culmone	27-Jun-2000	$14.04	8,500
	15-Nov-2002	Judy Davey	27-Jun-2000	$14.04	2,000
	26-Nov-2002	Ferg Devins	27-Jun-2000	$14.04	2,500
	29-Nov-2002	Michel Robitaille	27-Jun-2000	$14.04	7,500
	15-Nov-2002	Alister Archibald	31-Oct-2000	$18.42	4,125

(21)

	15-Nov-2002	Andrew Barrett	31-Oct-2000	$18.42	3,750
	18-Nov-2002	John Aitken	18-May-2001	$22.50	3,500
	18-Nov-2002	Alister Archibald	18-May-2001	$22.50	3,250
	20-Nov-2002	Jeff Banister	18-May-2001	$22.50	4,250
	15-Nov-2002	Andrew Barrett	18-May-2001	$22.50	4,500
	15-Nov-2002	Larry Boughton	18-May-2001	$22.50	2,000
	15-Nov-2002	Cheryl Cameron	18-May-2001	$22.50	750
	22-Nov-2002	Serge Cavanagh	18-May-2001	$22.50	1,000
	22-Nov-2002	Robert Cholette	18-May-2001	$22.50	3,250
	19-Nov-2002	Vito Culmone	18-May-2001	$22.50	3,500
	25-Nov-2002	Louise Dumas	18-May-2001	$22.50	1,750
	14-Nov-2002	Serge Fortier	18-May-2001	$22.50	1,750
	28-Nov-2002	Loretta Levinson	18-May-2001	$22.50	1,250
	14-Nov-2002	Jean Novak	18-May-2001	$22.50	1,250
	14-Nov-2002	Ian Parker	18-May-2001	$22.50	750
	18-Nov-2002	Denis Racette	18-May-2001	$22.50	1,000
	29-Nov-2002	Michel Robitaille	18-May-2001	$22.50	3,500
	18-Nov-2002	Eric Wallace	18-May-2001	$22.50	800
				SUBTOTAL	**(152,258)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL	(0)	(0)

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

23

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
11-Nov-2002	Ian Parker	18-May-2001	17-May-2010	$22.50	**2,250**
11-Nov-2002	Ian Parker	10-May-2002	9-May-2012	$36.79	**1,500**
19-Jun-2002	Jean Béliveau	27-Jun-2001	26-Jun-2010	$23.345	**1,000**
				SUBTOTAL	**(4,750)**
Stock Option Outstanding — Closing Balance					5,483,851

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**8,158,704**
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(152,258)	
Stock Appreciation Rights (SUBTRACT)	(0)	
Closing Share Reserve Balance at end of period		8,006,446

All information reported in this Form is for the month of **NOVEMBER, 2002**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE December 16, 2002

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,492,118**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(0)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,492,118**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

(24)

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

25

****
*** RAPPORT ÉMISSION ***
****

ÉMISSION OK

N° ÉM/RÉC	1248
TÉLÉPHONE CONNEX	914169474547
SOUS-ADRESSE	
IDENT CONNEXION	TSE
h DÉBUT	11/06 16:43
DURÉE	00'21
PGS. TRANSMISES	2
RÉSULTAT	OK

MOLSON

Molson Inc.
1555 Notre-Dame East
Montreal, Quebec
H2L 2R5

FACSIMILE

Date:	November 6, 2002	Time:	3:32 PM

DELIVER TO:

Name:	EXCHANGE CORPORATE REPORTING DIVISION		CAROLE GAGNON Corporate Administrator
Firm:	**TORONTO STOCK EXCHANGE**	Telephone no.: Facsimile no.:	514-590-6338 514-599-5396
Facsimile no:	(416) 947-4547	Pages including this page:	2

MESSAGE

RE: **Declaration of dividend dated November 6, 2002**

Please find enclosed our quarterly dividend declaration.

Should you require any additional information, please do not hesitate to contact us.

Thank you.

(26)

FORM: 5 | Company Name: MOLSON INC. | Stock Symbol: MOL.A MOL.B

DIVIDEND / DISTRIBUTION DECLARATION

DATE OF DECLARATION 06 (DD) 11 (MM) 2002 (YYYY)

Type of Security and Stock Symbol on which Dividend / Distribution declared

Class 'A' non-voting shares: **MOL.A** and Class 'B' common shares: **MOL.B**

Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)

Quarterly Dividend of **$0.11/share**.
Converted to U.S. funds at noon rate prevailing on Record Date.

PAYABLE DATE 01 (DD) 01 (MM) 2003 (YYYY)

RECORD DATE 13 (DD) 12 (MM) 2002 (YYYY)

NOTE: Upon receipt of this Form, the TSE will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE November 6, 2002

27

c0820
r f BC-a-Molson-Acq-Kaiser 09-13 0282
News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Brazil competition authority approves Molson's acquisition of Kaiser - Molson accelerates distribution strategy roll-out

MONTREAL, Sept. 13 /CNW/ - Molson Inc. today confirmed that it is has received an unconditional approval of its Cervejarias Kaiser acquisition from CADE - Conselho Administrativo de Defesa Economica - , the national Brazilian competition authority. In its decision, CADE has confirmed that it views the transaction as beneficial to competition in the national beer market.

"This approval reasserts the solid competitive alternative Kaiser brings to the Brazilian market. Our distribution partners, the Coca-Cola(TM) bottlers, keenly view the beer distribution opportunity as a solid venue for business growth. As a result, we have stepped up our plans to further develop the bottlers and contribute to their ability to build our sales and drive our market share in the future," said Daniel J. O'Neill, President and Chief Executive Officer of Molson Inc.

On March 18, 2002, Molson Inc. acquired Kaiser for US$765 million. The transaction made Molson the second largest brewer in Brazil and the 13th largest in the world.

Molson (TSX: MOL.A) is Canada's pre-eminent brewer with over $3.5 billion in annual sales. Founded in 1786, Molson is North America's oldest beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry, Rickard's and the Brazilian beer brands Kaiser and Bavaria.

%SEDAR: 00001968EB

-0- 09/13/2002

/For further information: MEDIA : Sylvia Morin, Vice President, Corporate Affairs,(514) 590-6345; INVESTORS & ANALYSTS : Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(MOL.A.)

CO: Molson Inc.
ST: Quebec
IN: FOD
SU: TNM

-30-

CNW 09:41e 13-SEP-02

28

c4599
r f BC-a-Molson-Inc-exposure 09-25 0416
News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Molson Continues to Reduce Currency Exposure in Brazil - Confirms Financial Guidance for Fiscal 2003

MONTREAL, Sept. 25 /CNW/ - Faced with continuing currency volatility in Brazil, Molson Inc. today confirmed a series of initiatives implemented to insulate its operating results against adverse economic and currency fluctuations in Latin America. Among these initiatives is a currency hedging program which has resulted in a fully hedged position to the US currency up until the end of December 2002 and a partially hedged position to March 2003 at an average rate slightly under R$3 to the US$.

Molson has also implemented several other initiatives to offset the recent currency devaluation in Brazil: among them are beer price increases, accelerated operating cost reductions and tight capital expenditure controls as well as efforts to realign the product mix to optimize profitability under existing currency conditions.

"From the minimal hedging position at the time of acquisition, significant progress has been made over the past months to manage Kaiser's currency exposure at the operating level. Equally rapid has been the integration of our two Brazilian operations into one efficient and tightly managed brewing operation," explained Daniel J. O'Neill, President and Chief Executive Officer of Molson Inc.

Looking at the three remaining quarters of its fiscal year, Molson reasserts the previously announced financial guidance for the current year:

- Earnings before interest and taxes (EBIT) growth of 20 to 25%
- Earnings per share between $1.95 to $2.00.

Molson (TSX: MOL.A) is Canada's pre-eminent brewer with approximately $3.5 billion in annual sales. Founded in 1786, Molson is North America's oldest beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry, Rickard's and the Brazilian beer brands, Kaiser and Bavaria.

%SEDAR: 00001968EB

-0- 09/25/2002

/For further information: Media: Sylvia Morin, Vice President, Corporate Affairs, (514) 590-6345; Investors & Analysts: Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/

(MOL.B. MOL.A.)

CO: Molson Inc.
ST: Quebec
IN: FOD
SU:

-30-

39

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Molson to Expense Stock-Based Compensation

MONTREAL, Nov. 6 /CNW/ - Molson Inc. today announced following the meeting of the Board of Directors that it will commence expensing stock options effective with the fiscal year beginning April 1, 2003.

"As a company we have been mindful of the dilutive effect of stock options and for the current fiscal year, we instituted a buy-back policy to offset this effect. The move to expense options is indicative of our desire to adopt strict accounting standards that support investor confidence," explained Daniel J. O'Neill, President and CEO of Molson Inc.

At present, Molson discloses the fair value of options granted, amortized over the expected term of the option, in the notes to the financial statements. For the six months ended September 30, 2002, the inclusion in the income statement of the stock option expense relating to options issued in 2003 would have translated into a $1.8 million charge or $0.01 per share. Pro forma net earnings would have been $183.0 million, compared to $184.8 million.

Molson Inc. (TSX: MOL.A) is Canada's pre-eminent brewer with over $3.5 billion in annual sales. Founded in 1786, Molson is North America's oldest beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry, Rickard's and the Brazilian beer brands Kaiser and Bavaria.

%SEDAR: 00001968EB

-0- 11/06/2002

/For further information: Media: Sylvia Morin, Vice President, Corporate Affairs, Molson Inc., (514) 590-6345; Investors and analysts: Danielle Dagenais, Vice President, Investor Relations, Molson Inc., (514) 599-5392/
(MOL.B. MOL.A.)

CO: Molson - Investors
ST: Quebec
IN: FOD
SU:

-30-

CNW 11:02e 06-NOV-02

News release via Canada NewsWire, Montreal 514-878-2520

30

Attention Business Editors:
Molson Announces 10% Quarterly Dividend Increase

MONTREAL, Nov. 6 /CNW/ - Molson Inc., following the Board of Directors meeting held today in Montreal, announced a 10% increase in its quarterly dividend paid to holders of Class "A" non-voting shares and Class "B" common shares. The enhanced dividend, which represents $0.01 per quarter, is the second consecutive increase in twelve months. This improvement, made possible by the Corporation's strong EPS growth, brings the dividend paid to shareholders at $0.11 per quarter. This new dividend is in line with the dividend policy approved by the Board of Directors in November 2001 which is to move towards a dividend payout range of 25-30% over time.

The $0.11 quarterly dividend will be paid on January 1, 2003 to shareholders of record on December 13, 2002.

Molson Inc. (TSX: MOL.A) is Canada's pre-eminent brewer with over $3.5 billion in annual sales. Founded in 1786, Molson is North America's oldest beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry, Rickard's and the Brazilian beer brands Kaiser and Bavaria.

%SEDAR: 00001968EB

-0- 11/06/2002

/For further information: Media - Sylvia Morin, Vice President, Corporate Affairs, Molson Inc., (514) 590-6345; Investors and analysts - Danielle Dagenais, Vice President, Investor Relations, Molson Inc., (514) 599-5392/

(MOL.A. MOL.B.)

CO: Molson - Investors
ST: Quebec
IN: FOD
SU: DIV

-30-

CNW 10:57e 06-NOV-02

31

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Molson Delivers Record Quarterly Results - EBIT Climbs 26%, Earnings Up 35% and EPS Increases 27%

MONTREAL, Nov. 6 /CNW/ - Molson Inc. today announced earnings for the second quarter ending September 30, 2002.

SECOND QUARTER HIGHLIGHTS

- Operating profit (EBIT) up 26% to $145 million
- Net earnings from continuing operations up 35% to $83 million
- Earnings per share up 27% to $0.66 per share
- Cash flow from operations increased 45% to $102 million
- Cash flow per share increased 36% to $0.80 per share
- Net sales revenue up 22% to $686 million
- Molson total beer volume up 52% with volume in Canada up 2%
- Molson core brand market share in Canada up by 0.7%
- Molson total market share in Canada down 0.5%

FINANCIAL PERFORMANCE

As a result of its strong second quarter financial performance, Molson exceeded its EBIT growth target, delivering 26% quarterly growth versus last year. In so doing, Molson recorded a significant and historic milestone: it achieved $145.0 million in EBIT, its highest level ever, surpassing the previous record level set in the first quarter of Fiscal 2003. The consolidation of Kaiser operations in Brazil, the continued focus on Project 150, and a favourable pricing environment in the last 12 months were drivers of this quarterly performance.

Total net sales revenue for the quarter ended September 30, 2002 rose by 22% to $685.6 million, as a result of a 9% increase in revenue from Molson's operations in Canada and the consolidation of Kaiser. More specifically, net sales revenue from operations in Canada totaled $570.6 million, compared to $523.2 million a year ago, and Brazil contributed $96.0 million versus $23.2 million the previous year. Total Molson volume increased by 52%, to 5.8 million hectolitres, buoyed by a threefold volume lift from Brazil and a 2.4% jump in Canada.

"An unrelenting focus on our core business drivers has delivered a strong quarter and, operationally, all areas of the business are showing signs of increased strength. Core brand market share growth in Molson Canada is evidence of new regional programs; volume turnaround in Molson USA points to very promising momentum; and efforts to bolster the capabilities of our distribution partners in Brazil are progressing at an accelerated rate," said Daniel J. O'Neill, President and CEO of Molson. He added that while the focus on financial and operational performance will remain strong, the Corporation will increasingly turn its sights on further building core market share in all its units as a means of delivering sustainable long term return to shareholders.

Net interest expense totaled $21.4 million for the quarter, $4.9 million higher than the same period last year reflecting the increase in net debt due to the Kaiser acquisition in Brazil.

Net earnings from continuing operations for the three months ended September 30, 2002 increased 35% to $83.3 million compared to $61.9 million for the three months ended September 30, 2001. Earnings per share increased 27% to $0.66 per share from $0.52 per share compared to the same period last year.

Cash flow from operations, before changes in working capital and rationalization spending, for the three months ended September 30, 2002 increased by 45% to $101.9 million, compared to $70.5 million for the same period last year, which contributed to reducing the Corporation's long term debt by $136 million.

33

OPERATIONAL PERFORMANCE

CANADA

In the second quarter of Fiscal 2003, industry volume in Canada increased by 3.7% versus a year ago to 6.1 million hectolitres. Over the same period, Molson's volume in Canada grew 2.4%, from 2.7 million to an estimated 2.8 million hectolitres, on the strong performance by the Quebec/Atlantic region. Molson's core brands continued to perform well, gaining 0.7% market share on a national basis, while its total market share in Canada slipped to 44.6%, down 0.5% over the corresponding period last year.

BRAZIL

As a result of the Kaiser acquisition, Molson's volume in Brazil increased more than three-fold, from 0.7 million hectolitres to 2.5 million hectolitres.

"Over the past few months, the Brazilian environment has presented us with challenges that have been addressed head-on. We developed a series of initiatives to insulate our operations against adverse economic and currency fluctuations," added Daniel O'Neill. "Among these initiatives was a US currency hedging program which has provided us with a fully hedged position to the end of January 2003 and a heavily hedged position to March 2003 at an average rate slightly above R$3 to the US dollar."

Other initiatives included price increases, accelerated operating cost reductions (as part of the previously announced Projeto Cem) and tight capital expenditure controls, as well as efforts to realign the product mix to optimize profitability under existing currency conditions. For example, in the area of price increases, Kaiser upped its price of returnable and non-returnable containers ranging between 5% and 10% at the gross sales level in order to improve the positioning of its brands against its major competitor. Additional increases are currently being considered.

On the distribution front, Molson has worked diligently with its distributors, focusing on their ability and providing them with the tools to effectively build sales and drive market share. All of the major distributors have now committed to specific sales and volume objectives.

UNITED STATES

In the United States, the "Canadian" franchise continued to grow rapidly: Molson Canadian and Canadian Light are up 44% versus a year ago. Relative to a year ago, "Canadian" has grown from 25% to 35% of total portfolio.

For the second quarter ended September 30, 2002, total Molson USA volume jumped 4%, which has led to 0.2 % rise in year-to-date volume. Molson USA total sales revenue grew by 5%.

Molson USA has introduced new advertising campaigns and strong on-premise programs with the objective of maintaining the momentum for the remainder of the fiscal year.

DIVIDEND DECLARATION

The Board of Directors declared a quarterly dividend of $0.11 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on January 1, 2003 to shareholders of record at the close of business on December 13, 2002.

Molson Inc. (TSX: MOL.A) is Canada's pre-eminent brewer with over $3.5 billion in annual sales. Founded in 1786, Molson is North America's oldest beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry, Rickard's and the Brazilian beer brands Kaiser and Bavaria.

This press release contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

CONFERENCE CALL INVITATION

Molson will host a 1-hour conference call today at 4:00 PM EST to discuss financial results and respond to analyst and investor questions. The dial-in number is 1-800-946-0741 or (719) 457-2649 and requesting confirmation No. 105445.

All other interested parties are invited either to listen in:

- by phone conference call using the same dial-in number above
- by audio webcast of the conference call located at http://www.molson.com .

For those unable to listen to the call live, the following replay mechanisms will be available:

- a phone replay 2 hours after the call and until November 13, by dialing (719) 457-0820 and entering confirmation No. 105445 when prompted
- a webcast replay beginning 15 minutes following the conference call at http://www.molson.com

---

<<

MOLSON INC.

SUPPLEMENTAL FINANCIAL & OPERATIONAL INFORMATION

SUMMARY FINANCIAL INFORMATION BY BUSINESS UNIT

	Sales and Other Revenues			
(Dollars in millions)	Three months ended September 30		Six months ended September 30	
	2002	2001	2002	2001
Canada	752.4	695.0	1,470.2	1,387.1
Brazil(i)	178.3	43.8	404.2	86.7
United States	22.6	21.4	47.4	45.3
Consolidated	953.3	760.2	1,921.8	1,519.1

	Net Sales Revenues			
(Dollars in millions)	Three months ended September 30		Six months ended September 30	

34

	2002	2001	2002	2001
Canada	570.6	523.2	1,117.5	1,046.1
Brazil (i)	96.0	23.2	215.0	46.6
United States	19.0	17.8	39.9	37.3
Consolidated	685.6	564.2	1,372.4	1,130.0

	EBITDA			
(Dollars in millions)	Three months ended September 30		Six months ended September 30	
	2002	2001	2002	2001
Canada	154.5	132.3	291.3	247.1
Brazil(i)	8.2	(1.1)	20.6	1.2
United States	(1.9)	(2.2)	(2.5)	(1.5)
Totals before non-recurring items	160.8	129.0	309.4	246.8
Gain on sale of 20% of Brazilian operations	-	-	64.2	-
Provisions for rationalization	-	-	(63.5)	(50.0)
Consolidated	160.8	129.0	310.1	196.8

	EBIT			
(Dollars in millions)	Three months ended September 30		Six months ended September 30	
	2002	2001	2002	2001
Canada	143.0	119.6	266.9	222.0
Brazil (i)	3.9	(2.6)	10.3	(2.0)
United States	(1.9)	(2.2)	(2.5)	(1.5)
Totals before non-recurring items	145.0	114.8	274.7	218.5
Gain on sale of 20% of Brazilian operations	-	-	64.2	-
Provisions for rationalization	-	-	(63.5)	(50.0)
Consolidated	145.0	114.8	275.4	168.5

(i) Results for the three and six months ended September 30, 2002 include 100% of the Corporation's Brazilian operations to April 17, 2002, and the minority interest account reflects 20% of the net earnings of the Brazilian operations thereafter. Results for the three and six months ended September 30, 2001 include 100% of the results of Bavaria S.A. in Brazil.

SUMMARY FINANCIAL INFORMATION IN LOCAL CURRENCY

BRAZIL (Dollars/reals in millions)	Three months ended September 30				Six months ended September 30			
	BRL		CAD		BRL		CAD	
	2002	2001	2002	2001	2002	2001	2002	2001
Sales and Other Revenues	357.2	72.4	178.3	43.8	717.2	136.2	404.2	86.7
Net Sales Revenues	192.0	38.4	96.0	23.2	382.0	73.2	215.0	46.6
EBITDA(i)	17.9	(1.8)	8.2	(1.1)	38.6	1.9	20.6	1.2
EBIT(i)	9.5	(4.2)	3.9	(2.6)	20.6	(3.3)	10.3	(2.0)

(i) Results for the six months ended September 30, 2002 are before the gain on sale of 20% of Molson's Brazilian operations of $64.2 million and the rationalization provision of $63.5 million.

UNITED STATES	Three months ended September 30					
(Dollars in millions)	USD		CAD		Molson 50.1% Share CAD	
	2002	2001	2002	2001	2002	2001
Sales and Other Revenues	28.9	27.7	45.0	42.7	22.6	21.4
Net Sales Revenues	24.3	22.9	37.9	35.6	19.0	17.8
EBITDA	(2.3)	(2.6)	(3.8)	(4.4)	(1.9)	(2.2)
EBIT	(2.4)	(2.7)	(3.9)	(4.4)	(1.9)	(2.2)

	Six months ended September 30					
	USD		CAD		Molson 50.1% Share CAD	
	2002	2001	2002	2001	2002	2001
Sales and Other Revenues	60.8	58.7	94.5	90.4	47.4	45.3
Net Sales Revenues	51.2	48.3	79.7	74.5	39.9	37.3
EBITDA	(3.1)	(1.7)	(5.0)	(3.0)	(2.5)	(1.5)
EBIT	(3.2)	(1.8)	(5.1)	(3.0)	(2.5)	(1.5)

COMPARABLE NET EARNINGS AND EARNINGS PER SHARE (i)

	Net earnings for the six months ended September 30		Net earnings per share for the six months ended September 30	
(Dollars in millions, except per share information)	2002	2001	2002	2001
Net earnings from continuing operations	184.8	97.0	1.45	0.81
After-tax adjustments to arrive at comparable net earnings:				

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Gain on sale of 20% of operations in Brazil	(64.2)	-	(0.50)	-
Provisions for rationalization	41.9	33.5	0.33	0.28
Minority interest impact on Brazil rationalization provision	(8.4)	-	(0.07)	-
Tax adjustment related to changes in enacted future tax rates	-	(15.0)	-	(0.12)
Comparable net earnings from continuing operations(i)	154.1	115.5	1.21	0.97

(i) Comparable net earnings is not a recognized measure under Canadian generally accepted accounting principles (GAAP). However, in addition to net earnings, comparable net earnings is a useful supplemental measure as it provides investors with a measure of the Corporation's earnings excluding the impact of non-recurring and unusual items. Comparable net earnings excludes the impact of items such as gains and losses on sales of businesses and rationalization provisions, which are not considered by management to be indicative of sustainable earnings. Investors are cautioned, however, that comparable net earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of the Corporation's performance. Also, the Corporation's method of calculating comparable net earnings may not be comparable to measures used by others.

VOLUME (Hectolitres in millions)

	Three months ended September 30		Six months ended September 30	
	2002 Estimated	2001 Actual	2002 Estimated	2001 Actual
Industry volume in Canada	6.1	5.9	11.8	11.7
Molson (Canada)	2.8	2.7	5.3	5.3
Molson production for shipment to the United States	0.5	0.4	1.0	1.0
Brazil	2.5	0.7	5.3	1.3
Total Molson volume	5.8	3.8	11.6	7.6

Sources: Brewers Associations of Canada, provincial liquor authorities and industry distribution companies.

MOLSON CANADA ESTIMATED MARKET SHARE (%)

	Three months ended September 30		Six months ended September 30	
	2002 Estimated	2001 Actual(i)	2002 Estimated	2001 Actual(i)
Including sales of imports:				

(37)

Canada	44.6	45.1	44.7	45.0
Québec/Atlantic	42.6	42.2	42.4	42.5
Ontario/West	45.7	46.7	45.8	46.4

Sources: Brewers Associations of Canada, provincial liquor authorities and industry distribution companies.

(i) Market share information for the three and six months ended September 30, 2001 has been restated to reflect updated industry volumes.

CONSOLIDATED STATEMENTS OF EARNINGS - UNAUDITED

	Three months ended September 30		Six months ended September 30	
(Dollars in millions, except per share amounts)	2002	2001	2002	2001
Sales and other revenues	$ 953.3	$ 760.2	$ 1,921.8	$ 1,519.1
Brewing excise and sales taxes	267.7	196.0	549.4	389.1
Net sales revenues	685.6	564.2	1,372.4	1,130.0
Cost and expenses				
Cost of sales, selling and administrative costs	524.8	435.2	1,063.0	883.2
Gain on sale of 20% of operations in Brazil	-	-	(64.2)	-
Provisions for rationalization (note 2)	-	-	63.5	50.0
	524.8	435.2	1,062.3	933.2
Earnings before interest, income taxes and amortization	160.8	129.0	310.1	196.8
Amortization of property, plant and equipment	15.8	14.2	34.7	28.3
Earnings before interest and income taxes	145.0	114.8	275.4	168.5
Net interest expense	21.4	16.5	45.7	35.3
Earnings before income taxes	123.6	98.3	229.7	133.2
Income tax expense	40.2	36.4	52.9	36.2
Net earnings before minority interest	83.4	61.9	176.8	97.0
Minority interest	0.1	-	(8.0)	-
Earnings from continuing operations	83.3	61.9	184.8	97.0
Earnings from discontinued operations (note 5)	-	2.0	-	2.0
Net earnings	$ 83.3	$ 63.9	$ 184.8	$ 99.0
Net earnings per share from continuing operations				

(38)

Basic	$	0.66	$	0.52	$	1.45	$	0.81
Diluted	$	0.64	$	0.51	$	1.42	$	0.80
Net earnings per share (note 3)								
Basic	$	0.66	$	0.54	$	1.45	$	0.83
Diluted	$	0.64	$	0.53	$	1.42	$	0.82

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS - UNAUDITED

Six months ended September 30, 2002 and 2001 (Dollars in millions)	2002	2001
Retained earnings - beginning of year	$ 460.3	$ 328.1
Net earnings for the current period	184.8	99.0
Dividends	(25.5)	(21.6)
Excess of share repurchase price over weighted-average stated capital (note 6)	(37.7)	-
Retained earnings - end of period	$ 581.9	$ 405.5

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	September 30, 2002	September 30, 2001	March 31, 2002
	(Unaudited)	(Unaudited)	(Audited)
Assets			
Current assets			
Cash and short-term investments	$ 3.6	$ 259.4	$ 71.0
Accounts receivable	172.0	105.4	192.1
Inventories	157.5	131.6	183.5
Prepaid expenses	33.8	27.1	55.2
Current assets of discontinued operations	5.1	10.6	8.4
	372.0	534.1	510.2
Investments and other assets	110.4	143.5	122.5
Property, plant and equipment	986.2	830.6	1,186.5
Intangible assets (note 5)	2,240.5	1,524.5	2,671.7
Non-current assets of discontinued operations	28.0	32.0	30.1
	$ 3,737.1	$ 3,064.7	$ 4,521.0
Liabilities			
Current liabilities			
Accounts payable and accruals	$ 515.7	$ 421.2	$ 596.4
Provision for rationalization costs	36.8	52.2	46.3
Income taxes payable	70.1	47.6	66.2
Dividends payable	12.7	10.8	12.0
Future income taxes	123.1	62.1	91.9
Current portion of long-term debt	41.5	-	58.9
Current liabilities of			

discontinued operations	7.4	7.7	3.8
	807.3	601.6	875.5
Long-term debt	1,202.9	1,034.0	1,687.2
Deferred gain	41.7	47.8	44.7
Deferred liabilities	181.3	63.4	288.0
Future income taxes	333.4	360.5	348.4
Minority interest	146.7	-	-
Non-current liabilities of discontinued operations	98.2	108.7	103.3
	2,811.5	2,216.0	3,347.1
Shareholders' equity			
Capital stock	715.2	479.0	719.4
Retained earnings	581.9	405.5	460.3
Unrealized translation adjustments	(371.5)	(35.8)	(5.8)
	925.6	848.7	1,173.9
	$ 3,737.1	$ 3,064.7	$ 4,521.0

The accompanying notes to the consolidated financial statements are an integral part of these statements

CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

	Three months ended September 30		Six months ended September 30	
(Dollars in millions, except per share amounts)	2002	2001	2002	2001
Operating activities				
Earnings from continuing operations	$ 83.3	$ 61.9	$ 184.8	$ 97.0
Gain on sale of 20% of operations in Brazil	-	-	(64.2)	-
Provisions for rationalization (note 2)	-	-	63.5	50.0
Amortization of property, plant and equipment	15.8	14.2	34.7	28.3
Future income taxes	14.9	11.3	15.6	(7.8)
Minority interest	0.1	-	(8.0)	-
Other	(12.2)	(16.9)	(32.2)	(15.2)
Cash provided from operations	101.9	70.5	194.2	152.3
Provided from (used for) working capital	44.4	7.0	(51.9)	(7.5)
Rationalization costs	(19.7)	(5.5)	(29.4)	(8.3)
Cash provided from operating activities	126.6	72.0	112.9	136.5
Investing activities				
Proceeds from sale of 20% of operations in Brazil	-	-	333.9	-
Additions to property, plant and equipment	(20.3)	(8.0)	(29.1)	(10.0)
Additions to investments				

and other assets	(3.5)	(1.8)	(4.1)	(3.0)
Additions to intangible assets	-	(2.0)	-	(2.0)
Proceeds from disposal of property plant and equipment	0.1	5.7	0.3	5.7
Proceeds from disposal of investments and other assets	-	3.9	9.8	4.2
Cash provided from (used for) investing activities	(23.7)	(2.2)	310.8	(5.1)
Financing activities				
Reduction in long-term debt	(136.4)	(74.2)	(463.6)	(169.3)
Securitization of accounts receivable	17.0	34.0	45.0	34.0
Shares repurchased (note 6)	-	-	(44.5)	-
Cash dividends paid	(11.9)	(10.7)	(23.9)	(21.4)
Other	1.7	1.4	1.7	1.4
Cash used for financing activities	(129.6)	(49.5)	(485.3)	(155.3)
Increase (decrease) in net cash from continuing operations	(26.7)	20.3	(61.6)	(23.9)
Increase (decrease) in net cash from discontinued operations	(2.6)	212.7	3.9	206.4
Increase (decrease) in net cash	(29.3)	233.0	(57.7)	182.5
Effect of exchange rate changes on cash	(2.4)	-	(9.7)	-
Net cash, beginning of period	35.3	26.4	71.0	76.9
Net cash, end of period	$ 3.6	$ 259.4	$ 3.6	$ 259.4
Cash flow per share provided from operations				
Basic	$ 0.80	$ 0.59	$ 1.53	$ 1.27
Diluted	$ 0.79	$ 0.58	$ 1.50	$ 1.25

The accompanying notes to the consolidated financial statements are an integral part of these statements.

>>

MOLSON INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the six months ended September 30, 2002 and 2001
(Dollars in millions, except per share amounts)

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in Note 1 of the consolidated financial

statements for the year ended March 31, 2002, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended March 31, 2002 of Molson Inc.'s 2002 Annual Report.

Effective April 1, 2002, the Corporation adopted, on a prospective basis, the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Under the new standard, the Corporation continues to account for stock options granted to employees and non-employee directors whereby the difference between the exercise price and the market price of the stock at the time of the grant is charged to earnings over the vesting period. Accordingly, the Corporation is also required, under the new standard, to disclose pro forma net income and pro forma earnings per share as if the fair value based method of accounting had been used to account for stock options granted to employees. This method of accounting uses an option pricing model to determine the fair value of stock options granted and the amount is amortized over the period in which the related employee services are rendered. Further details are contained in note 4.

Effective April 1, 2001, the Corporation adopted the "CICA Handbook" section 3062 "Goodwill and Other Intangible Assets". Under the new standard, which can only be applied prospectively, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as on adoption of the new standard.

Effective April 1, 2001, the Corporation adopted the revised recommendations of the "CICA Handbook" section 3500 "Earnings per Share". The revised Handbook section requires the use of the treasury stock method to compute the dilutive effect of stock options as opposed to the previously used imputed earnings approach.

In the first quarter of 2002, Molson Inc. also adopted the new recommendations of the "CICA Handbook" section 1751 "Interim Financial Statements" which changes the requirements for the presentation and disclosure of interim financial statements and the accompanying notes.

NOTE 2. PROVISIONS FOR RATIONALIZATION

During the first quarter of fiscal 2003, the Corporation recorded a pre-tax charge of $63.5 relating to two plant closures of the Bavaria business as well as the termination costs relating to the former Bavaria distribution network. The charge represents primarily the write-down of fixed assets and employee severance costs as well as the distribution termination costs.

During the first quarter of fiscal 2002, the Corporation recorded a pre-tax charge of $50.0 representing primarily the write-down of fixed assets and employee severance costs relating to the closure of the Regina brewery in March 2002.

NOTE 3. EARNINGS PER SHARE

The following is a reconciliation of the basic and diluted earnings per share computations for net earnings:

<<

Six months ended September 30	2002	2001
Net earnings	$ 184.8	$ 99.0
Weighted average number of common shares outstanding - (millions)		
Weighted average number of common shares outstanding - basic	127.3	119.6
Effect of dilutive securities	2.4	2.2
Weighted-average number of common		

shares outstanding - diluted	129.7	121.8

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class A non-voting shares ("common shares"). During the first six months of fiscal 2003, options to purchase 740,700 (475,000 - fiscal 2002) common shares were not included in the calculation of diluted earnings per share as the exercise price exceeded the average market price of the shares in the respective six-month period.

NOTE 4. STOCK-BASED COMPENSATION

The Corporation has a stock option plan for eligible employees and non-employee directors of the Corporation, under which Class "A" non-voting shares of the Corporation may be purchased at a price equal to the market price of the common shares at the date of granting of the option. Effective June 30, 2002, the plan was amended to terminate the stock appreciation rights associated with the plan so that each outstanding award consists solely of an employee stock option. The options vest over a period of two, three, four or five years and are exercisable for a period not to exceed ten years from the date of the grant. At September 30, 2002, there were 5,643,634 stock options outstanding and 2,516,320 stock options available for future grants. During the first six months of fiscal 2003, the Corporation granted 865,700 stock options at exercise prices ranging between $29.43 and $36.79.

The Corporation accounts for these awards whereby the difference between the exercise price and the market price of the stock at the time of grant is charged to earnings. Accordingly, no compensation cost has been recognized for its stock option plan. If the Corporation had determined compensation cost related to its stock option plan based on the fair value at the grant dates for awards granted for the six month period ended September 30, 2002, the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The pro forma effect of awards granted prior to April 1, 2002 has not been included.

Six months ended September 30, 2002 (Dollars in millions, except per share amounts)	2002
Net earnings as reported	$ 184.8
Net earnings - pro forma	$ 183.0
Net earnings per share as reported	$ 1.45
Basic earnings per share - pro forma	$ 1.44
Diluted earnings per share	$ 1.42
Diluted earnings per share - pro forma	$ 1.41

>>

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the six-month period: dividend yield of 2.0 percent; expected volatility of 24.1 percent, risk-free interest rate of 5.0 percent; and an expected life of 6.0 years. The weighted average fair value of options granted in the six-month period is $9.58 per share and would be amortized over the period in which the related employee services are rendered.

Additional information on the Corporation's stock option plan is included in note 17 of the Corporation's 2002 Annual Report.

The Corporation also has an employee share ownership plan ("MESOP") for all full-time employees primarily in Canada. Under this plan, employees are

entitled to have a portion of their base earnings withheld to purchase the Corporation's Class "A" non-voting shares with the Corporation providing funds to purchase additional Class "A" shares, to a maximum of 1.33% of base earnings. The Corporation's contributions are charged to earnings and $0.7 was charged to earnings in the six-month period ended September 30, 2002.

The Corporation has a deferred share unit plan for the members of the Board of Directors. Under the terms of this plan, a portion of the director's fees are paid to them in the form of deferred share units ("DSU"). Each DSU is equivalent in value to a Class "A" non-voting share of the Corporation and is notionally credited with dividends when shareholders receive dividends from the Corporation. A DSU is paid to a Board member after termination of service or retirement and is payable in cash. As of September 30, 2002, 139,847 DSU's are outstanding. The cost of the DSU's are charged to earnings in the period earned and marked to market on a quarterly basis. For the six months ended September 30, 2002, $0.3 was charged to earnings representing the accrual for services provided in the period which were paid with the issuance of DSU's.

NOTE 5. INTANGIBLE ASSETS

Included in intangible assets is goodwill of $198.0 and brand names of $2,042.5.

Allocation of the purchase price relating to the acquisition of Cervejarias Kaiser Brazil S.A. ("Kaiser"), which was acquired by Molson on March 18, 2002, involves a number of estimates as well as gathering information over a number of months following the date of acquisition. Given the timing of the Kaiser acquisition, the purchase allocation is preliminary. The estimation process will be completed in the fiscal year ending March 31, 2003 and accordingly there may be changes to the assigned values.

NOTE 6. CAPITAL STOCK

During the six month period ended September 30, 2002, the Corporation repurchased 1,100,000 Class "A" shares and 100,000 Class "B" shares at prices ranging between $34.55 and $38.16 per share as part of its previously announced normal course issuer bid. The total number of Class "A" and Class "B" shares outstanding at September 30, 2002 was 127,085,803. Of the total amount of $44.5 repurchased, $6.8 was charged to capital stock based on the weighted-average stated capital with the excess of $37.7 being charged to retained earnings.

NOTE 7. SEGMENT DISCLOSURES

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, Brazil and the United States.

The Corporation's operations in Canada experience seasonal fluctuations in revenues with the first and second quarters being higher and the fourth quarter generally being the lowest. Revenues from the Brazilian operations are also seasonal, which could partially offset the pattern in Canada.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or EBIT. Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Management of interest expense and income tax expense are centralized and, consequently, these expenses are not allocated among operating groups.

<<

	Canada		Brazil	
Six months ended September 30	2002	2001	2002	2001
Revenues from external				

(44)

customers	1,470.2	1,387.1	404.2	86.7
Inter-segment revenues	22.5	16.8	-	-
EBIT	266.9	172.0(i)	11.0(ii)	(2.0)
Assets	2,438.0	2,710.8	1,104.1	145.8
Amortization of capital assets	24.4	25.0	10.3	3.3
Additions to capital assets	14.9	7.0	14.1	2.7

	United States		Consolidated	
	2002	2001	2002	2001
Revenues from external customers	47.4	45.3	1,921.8	1,519.1
Inter-segment revenues	-	-	22.5	16.8
EBIT	(2.5)	(1.5)	275.4	168.5
Assets	161.9	165.5	3,704.0	3,022.1
Amortization of capital assets	-	-	34.7	28.3
Additions to capital assets	0.1	0.3	29.1	10.0

(i) Includes a provision for rationalization of $50.0.
(ii) Includes the gain on sale of 20% of Molson's Brazilian operations of $64.2 and a provision for rationalization of $63.5.

NOTE 8. DISCONTINUED OPERATIONS

	2002	2001
Sales and other revenues	$ -	$ 10.7
Net gain on disposal	$ -	$ 2.0
Earnings from discontinued operations	$ -	$ 2.0

>>

On July 25, 2001, the Corporation completed the sale of its Sports and Entertainment business consisting of the Montréal Canadiens and the Molson Centre. The Corporation received $190 in cash, less closing adjustments, with the balance of payment in the form of preferred shares of an entity owning both the team and the entertainment business. The preferred shares are redeemable on December 31, 2008 for $86.5, subject to certain terms and conditions. The Corporation also retains a 19.9% interest in the business that owns the team and the entertainment business. The net gain on disposal includes the net losses from discontinued operations of the Sports and Entertainment group between January 31, 2001, the measurement date, and the date of disposal, together with tax recoveries of $30.8 and transaction costs.

Cash provided from discontinued operations of $3.9 ($206.4 source of cash in fiscal 2002) consisted of $3.9 ($17.8 in fiscal 2002) from operating activities and $nil ($188.6 in fiscal 2002) from investing activities.

NOTE 9. COMPARATIVE FIGURES

Certain comparative figures have been restated to conform to the current period's basis of presentation.

%SEDAR: 00001968EB

-0- 11/06/2002

/For further information: MEDIA: Sylvia Morin, Vice President, Corporate

(45)

Affairs, (514) 590-6345; INVESTORS & ANALYSTS: Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/
(MOL.A. MOL.B.)

CO: Molson - Investors
ST: Quebec
IN: FOD
SU: ERN DIV

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CNW 11:02e 06-NOV-02

46

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Molson Adds Innovation and Business Development Depth

MONTREAL, Nov. 19 /CNW/ - Molson today announces the appointment of Peter L. Amirault to the position of Senior Vice-President Business Development and Innovation. Peter Amirault, who has extensive beverage industry experience, will spearhead Molson's efforts in terms of new product development, packaging innovation as well as brewing capacity utilization, especially in the Canadian market. In addition, his experience in the areas of international contract brewing will be an important asset in Molson's drive to become one of the top ten brewers in the world.

Mr. Amirault joins Molson on the strength of his successful track record at Sleeman Brewing & Malting, Perrier Group of Canada and The Premium Beer Company (a wholly-owned subsidiary of Moosehead Breweries), where he was known for improving profitability, increasing sales and driving market share.

"As we turn our sights on building profitable market share, innovation is an area where Molson will have to step up its efforts and excel, and bringing Peter on board is a first and important move in that direction. We are looking to Peter to add depth to our innovation capabilities and to work with our existing teams to drive numerous other initiatives that will translate into profitable growth," explained Daniel J. O'Neill, President and Chief Executive Officer of Molson Inc.

In this newly created position, Mr. Amirault will report directly to the President and Chief Executive Officer of Molson. While his initial focus will be on the Canadian brewing operations, he will, over time, leverage his experience in long-term contract brewing and contribute to identifying international opportunities for Molson. His appointment is effective January 6th and he will be based at Molson offices in Etobicoke (Toronto).

Molson Inc. (TSX: MOL.A) is Canada's pre-eminent brewer with over $3.5 billion in annual sales. Founded in 1786, Molson is North America's oldest beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry, Rickard's and the Brazilian beer brands Kaiser and Bavaria.

%SEDAR: 00001968EB

-0- 11/19/2002

/For further information: MEDIA - Sylvia Morin, Vice President, Corporate Affairs, Molson Inc., (514) 590-6345; INVESTORS AND ANALYSTS - Danielle Dagenais, Vice President, Investor Relations, Molson Inc., (514) 599-5392/

(MOL.B. MOL.A.)

CO: Molson - Investors
ST: Quebec
IN: FOD
SU: PER

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CNW 10:44e 19-NOV-02